SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-held Company with Authorized Capital

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS
HELD ON JUNE 08, 2006

1. DATE, TIME AND PLACE: June 08, 2006, at 9:00 a.m., on Av. Roque Petroni Júnior, 1464, 6º andar, lado B, São Paulo - SP.

2. CHAIRMANSHIP OF THE MEETING: Fernando Xavier Ferreira – Chairman of the Meeting and Breno Rodrigo Pacheco de Oliveira - Secretary

3. INSTATEMENT: The meeting was instated with the attendance of the undersigned Directors, who represent a quorum under the terms of the Articles of Incorporation.

4. AGENDA AND RESOLUTIONS:

4.1. Homologation of the Premium Capitalization, approved on 05.03.2006: whereas the authorized capital stock of the Company is of three billion (3,000,000,000) common or preferred shares, the Directors have unanimously approved the homologation of the capital increase, which resulted from the capitalization of part of the special premium reserve corresponding to the tax benefit generated from the corporate restructuring processes carried out in the past for such purpose, under the terms of CVM Instruction no. 319/99, which increase was approved by this collegiate body on 05.03.2006, in the amount of one hundred and ninety-three million, eight hundred and thirty-seven thousand, four hundred and forty-four reais and six cents (R$ 193,837,444.06), as well as four hundred and thirty-nine thousand, nine hundred and thirty-seven reais and seventy-five cents (R$439,937.75), corresponding to balances remaining from previous fiscal years, totaling an amount to be capitalized of one hundred and ninety-four million, two hundred and seventy-seven thousand, three hundred and eighty-one reais and eighty-one cents (R$194,277,381.81), representing a credit to the controlling shareholders’ account, to be used for increase in the capital stock of company, resulting in the issue of fifteen million, seven hundred and five thousand, five hundred and twenty-eight (15,705,528) common shares, without face value and in book-entry form, whereby the Capital Stock is increased from six billion, one hundred fifty three million, five hundred and six thousand, nine hundred fifty two reais and seventy three cents (R$6,153,506,952.73 to six billion, three hundred and forty-seven million, seven hundred and eighty-four thousand, three hundred and thirty-four reais and fifty-four cents (R$6,347,784,334.54), divided into one billion, four hundred and forty-two million, one hundred and seventeen thousand, seven hundred and forty-five (1,442,117,745) shares, five hundred twenty four million nine hundred thirty one thousand, six hundred sixty five (524,931,665) common shares and nine hundred and seventeen million, one hundred and eighty-six thousand, and eighty (917,186,080) preferred shares, all of them registered shares, in book-entry form, and without face value.

The preemptive right set forth in article 171 of Law no. 6404/76, and in the provisions of art. 7, §1 of CVM Instruction no. 319/99, has been ensured to the shareholders and the funds arising out of the exercise of said preemptive right, in the amount of one million, five hundred and eighty-five thousand, five hundred and thirty-seven reais and twelve cents (R$1,585,537.12), corresponding to one hundred and twenty-eight thousand, one hundred and seventy-six (128,176) subscribed common shares, were credited proportionally to the Vivo controlling companies mentioned in the table below, which are the holders of such credits to be capitalized in the following amounts:

Controlling Shareholder	Tax Benefit Amount to be Capitalized
Portelcom Participações Ltda.	108,553,089.76
Sudestecel Participações Ltda.	49,742,897.00
Tagilo Participações Ltda.	11,013,775.84
TBS Celular Participações Ltda.	24,967,619.21
Total	194,277,381.81

4.2 Proposal for capital increase. Finally, the Board of Directors proposes to the General Meeting of Shareholders the amendment of article 5 of the Articles of Incorporation of the Company, under the following terms: “Art. 5 – The subscribed and fully paid-up capital stock is six billion, three hundred and forty-seven million, seven hundred and eighty-four thousand, three hundred and thirty-four reais and fifty-four cents (R$6,347,784,334.54), divided into one billion, four hundred and forty-two million, one hundred and seventeen thousand, seven hundred and forty-five (1,442,117,745) ) shares, five hundred twenty four million nine hundred thirty one thousand, six hundred sixty five (524,931,665) common shares and nine hundred and seventeen million, one hundred and eighty-six thousand, and eighty (917,186,080) preferred shares, all of them registered shares, in book-entry form, and without face value.”

5. CLOSING OF THE MEETING: Since there was no other business to be transacted, the meeting was closed, and these minutes were drawn-up which, after having been read and approved, are signed by the Directors who attended the meeting and by the Secretary, and are transcribed in the proper book.

Signatures: Fernando Xavier Ferreira - Chairman of the Meeting and Chairman of the Board of Directors; João Pedro Amadeu Baptista; Felix Pablo Ivorra Cano; Luiz Kaufmann; Shakhaf Wine; Rui Manuel de Medeiros D’ Espiney Patrício - Director represented by Mr. Shakhaf Wine, Ignácio Aller Mallo - Director represented by Mr. Felix Pablo Ivorra Cano, Antonio Gonçalves de Oliveira - Directors; and Breno Rodrigo Pacheco de Oliveira - General Secretary.

I hereby certify that this is a faithful copy of the original minutes, which were drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
General Registrar, OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 02, 2006

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.